UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Orion Acquisition Corp. II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

685 924 102 (CUSIP Number)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act, but shall be subject to all other provisions of the Exchange Act.

CUSIP NO. 685 924 102	SCHEDULE 13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): TTC Private Equity Partners, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Limited liability company organized under the laws of the State of Delaware

Number of Shares Beneficially by Owned by Reporting Person With:	5. Sole Voting Power: 504,780 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 504,780 8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Reporting Person: 504,780
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented by Amount in Row (9): 5.3%†
12.	Type of Reporting Person: OO

†	Beneficial ownership data calculated based on SEC requirements. All equity securities subject to options or warrants currently exercisable within 60 days after the date hereof are deemed to be outstanding for the purpose of computing the percentage of ownership of the reporting person holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

CUSIP NO. 685 924 102	SCHEDULE 13G

Item 1.	(a)	Name of Issuer Orion Acquisition Corp. II

	(b)	Address of Issuer’s Principal Executive Offices 501 Second Street, Suite 211, San Francisco, California 94107

Item 2.	(a)	Name of Person Filing TTC Private Equity Partners, LLC

	(b)	Address of Principal Business Office or, if none, Residence 1201 North Market Street, Suite 1406, Wilmington, Delaware 19801

	(c)	Citizenship Organized as a limited liability company under the laws of the State of Delaware

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share

	(e)	CUSIP Number 685 924 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP NO. 685 924 102	SCHEDULE 13G

Item 4.	Ownership.

	(a)	Amount beneficially owned: 504,780

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct vote: 504,780

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 504,780

		(iv)	Shared power to dispose or to direct the disposition of: -0-

All beneficial ownership data calculated in this Item is based on SEC requirements. All equity securities subject to options or warrants currently exercisable within 60 days after the date hereof are deemed to be outstanding for the purpose of computing the percentage of ownership of the reporting person holding such options or warrants, if applicable, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 685 924 102	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2005

TTC PRIVATE EQUITY PARTNERS, LLC

By:	/s/ Christopher J. Welch
Name:	Christopher J. Welch
Title:	Chief Financial Officer